Stealth Biotherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

VIA EDGAR

June 3, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stealth Biotherapeutics Corp
Registration Statement on Form F-1
(File No. 333-258533)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Stealth Biotherapeutics Corp, a Cayman Islands exempted company (the “Company”), hereby applies for the immediate withdrawal of the above-referenced Registration Statement on Form F-1, which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2021, together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was filed in connection with the proposed public offering by the Company of its American Depositary Shares, each representing 12 ordinary shares, $0.0003 nominal or par value per share, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective by the Commission. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the Chief Executive Officer at Stealth Biotherapeutics Corp, Attention: Irene P. McCarthy, 140 Kendrick Street, Needham, MA 02494, or by email at Reenie.McCarthy@stealthbt.com, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Rosemary G. Reilly, 60 State Street, Boston, MA 02109, or by email at rosemary.reilly@wilmerhale.com.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please do not hesitate to call the undersigned at (617) 600-6888 or Rosemary G. Reilly of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6633 with any questions you may have regarding this matter.

Very truly yours,
Stealth Biotherapeutics Corp

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

cc:	Rosemary G. Reilly, Wilmer Cutler Pickering Hale and Dorr LLP

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